SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                18 December 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 04 December 2006
             2.  Transaction in Own Shares announcement made on 05 December 2006
             3.  Transaction in Own Shares announcement made on 06 December 2006
             4.  Transaction in Own Shares announcement made on 06 December 2006
             5.  Transaction in Own Shares announcement made on 07 December 2006
             6.  Transaction in Own Shares announcement made on 08 December 2006
             7.  Plusnet acquisition announcement made on 11 December 2006
             8.  Transaction in Own Shares announcement made on 11 December 2006
             9.  Transaction in Own Shares announcement made on 11 December 2006
             10. Transaction in Own Shares announcement made on 12 December 2006
             11. Total Voting Rights announcement made on 13 December 2006
             12. Director/PDMR Shareholding announcement made on
                 15 December 2006

Enclosure 1

Monday 4 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 288.96 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 340,573,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,299,749,538.

Enclosure 2

Tuesday 5 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 289.46 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 342,573,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,297,749,538.

Enclosure 3

Wednesday 6 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employee share schemes 473,340 ordinary shares at a minimum price of 154 pence per share and a maximum price of 233 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 342,099,770 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,298,222,878.

Enclosure 4

Wednesday 6 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 289.61 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 343,099,770 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,297,222,878.

Enclosure 5

Thursday 7 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 290.24 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 343,599,770 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,297,722,878.

Enclosure 6

Friday 8 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 850,000 ordinary shares at a price of 289.7321 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 344,449,770 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,295,872,878.

Enclosure 7

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.

                      ANNOUNCEMENT - FOR IMMEDIATE RELEASE

                         BRITISH TELECOMMUNICATIONS PLC

                     RECOMMENDED CASH OFFER FOR PLUSNET PLC

11 December 2006

EXTENSION OF OFFER AND LEVEL OF ACCEPTANCES

BT announces that, as at 1.00 p.m. on 8 December 2006, the first closing date of the Offer, BT owned or had received valid acceptances of the Offer in respect of a total of 27,468,775 PlusNet Shares, representing approximately 92.4 per cent. of the issued share capital of PlusNet and 86.5 per cent. on a fully diluted basis.

The Offer has been extended for a period of 21 days and will remain open for acceptance until 1.00 p.m. on 29 December 2006.

As at 1.00 p.m. on 8 December 2006, valid acceptances of the Offer had been received in respect of a total of 18,594,258 PlusNet Shares, representing approximately 58.5 per cent. of the issued share capital of PlusNet.

On 16 November 2006, BT announced that it had received irrevocable undertakings and a letter of intent to accept the Offer from the PlusNet Directors and certain other PlusNet Shareholders in respect of, in aggregate, 7,507,508 PlusNet Shares, representing approximately 25.2 per cent. of the issued share capital of PlusNet. BT has received valid acceptances in respect of, or has acquired, 7,501,252 PlusNet Shares which are the subject of such irrevocable undertakings or a letter of intent. One Director of PlusNet has accepted the offer but not yet provided BT with the relevant share certificates in relation to 6,256 PlusNet Shares owned by him, all of which are the subject of an irrevocable undertaking. These certificates are expected to be provided to BT later today.

In addition, BT holds 8,874,517 PlusNet Shares, representing approximately 29.8 per cent. of the issued share capital of PlusNet.

PlusNet Shareholders who wish to accept the Offer, and who have not done so, should (in the case of PlusNet Shares which are not held in CREST) complete, sign and return their Form(s) of Acceptance in accordance with the instructions printed thereon or (in the case of PlusNet Shares which are held in CREST) effect an Electronic Acceptance, in each case as soon as possible and, in any event, by no later than 1.00 p.m. on 29 December 2006.

PlusNet Shareholders are advised that BT might not extend the Offer beyond 1.00 p.m. on 29 December 2006, in which case it would not be possible to accept the Offer after that time. However, BT reserves the right to extend the Offer should it wish to do so.

Save as disclosed above and in the announcements made by BT on 21 and 22 November 2006, no PlusNet Shares have been acquired or agreed to be acquired by or on behalf of BT or any person acting in concert with BT during the Offer Period and neither BT nor any person acting in concert with BT has the benefit of any irrevocable commitment or letter of intent in respect of any PlusNet Shares or has any interest in any PlusNet Shares, or any short position (whether conditional or absolute and whether in the money or otherwise and including any short position under a derivative), any agreement to sell, any delivery obligation, any right to require another person to purchase or take delivery in respect of any PlusNet Shares, any right to subscribe for any PlusNet Shares or any stock borrowing or lending arrangement in respect of any PlusNet Shares. None of the valid acceptances referred to above have been received from persons acting in concert with BT.

Words and expressions which are defined in the offer document dated 17 November 2006 containing the Offer (the "Offer Document") apply to this announcement unless otherwise indicated.

The directors of BT accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the directors of BT, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is made solely through the Offer Document, an advertisement placed in The Times (UK edition) on 18 November 2006 and the Form of Acceptance. The Offer Document and the Form of Acceptance were dispatched by BT to PlusNet Shareholders, other than certain Overseas PlusNet Shareholders, (and, for information only, to participants in the PlusNet Share Option Schemes) on 17 November 2006. The Offer Document and the Form of Acceptance contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document is available for public inspection in the United Kingdom.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of the Offer Document, the Form of Acceptance and any related or accompanying document are not being, and must not be, directly or indirectly, mailed, distributed, forwarded, transmitted or otherwise sent, in whole or in part, in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail, transmit, forward or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons receiving the Offer Document, the Form of Acceptance or any related or accompanying document (including custodians, nominees and trustees) should not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction or use such mails or any such means, instrumentality or facility for any purpose related to the Offer.

Enclosure 8

Monday 11 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to a participant in its employee share schemes 32,465 ordinary shares. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 344,417,305 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,295,905,343.

Enclosure 9

Monday 11 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 292.45 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 344,917,305 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,295,405,343.

Enclosure 10

Tuesday 12 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 250,000 ordinary shares at a price of 293.63 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 345,167,305 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,295,155,343.

Enclosure 11


Wednesday 13 December 2006

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 133,326 ordinary shares at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc has also issued today an additional 332,204 new ordinary shares to participants in its employee share plans. BT Group plc's capital now consists of 8,640,654,852 ordinary shares with voting rights.

Following the above transfer, BT Group plc holds 345,033,979 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,295,620,873.

The above figure (8,295,620,873) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 12


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 3,986 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 3,986 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

151206 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

151206

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 DECEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,851,500 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 20,951 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.12.06



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 18 December 2006